UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

CareView Communications, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title Class of Securities)

141743104
(CUSIP Number)

HealthCor Management, L.P.
Carnegie Hall Tower
152 West 57th Street, 47th Floor
New York, New York 10019
Attention: Mr. John H. Coghlin
(212) 622-7871

With a Copy to:
Eugene McDermott
Edwards Angell Palmer & Dodge LLP
2800 Financial Plaza
Providence, RI 02903
(401) 276-6471
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

CUSIP NO. 141743104	13D	Page 2 of 20

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141743104	13D	Page 3 of 20

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Management, L.P.
20-2893581
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒
		(b)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
(7) SOLE VOTING POWER
NUMBER OF	0

SHARES
(8) SHARED VOTING POWER
BENEFICIALLY
15,320,586

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

15,320,586
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,320,586

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.54%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 4 of 20

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Associates, LLC
20-2891849
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒
		(b)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
(7) SOLE VOTING POWER
NUMBER OF	0

SHARES
(8) SHARED VOTING POWER
BENEFICIALLY
15,320,586

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

15,320,586
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,320,586

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.54%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 5 of 20

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Hybrid Offshore Master Fund, L.P.
N/A
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒
		(b)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
(7) SOLE VOTING POWER
NUMBER OF	0

SHARES
(8) SHARED VOTING POWER
BENEFICIALLY
15,320,586

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

15,320,586
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,320,586

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.54%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 6 of 20

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Hybrid Offshore GP, LLC
N/A
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒
		(b)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
(7) SOLE VOTING POWER
NUMBER OF	0

SHARES
(8) SHARED VOTING POWER
BENEFICIALLY
15,320,586

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

15,320,586
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,320,586

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.54%

(14)	TYPE OF REPORTING PERSON
OO-limited company

CUSIP NO. 141743104	13D	Page 7 of 20

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Group, LLC
51-0551771
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒
		(b)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
(7) SOLE VOTING POWER
NUMBER OF	0

SHARES
(8) SHARED VOTING POWER
BENEFICIALLY
15,320,586

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

15,320,586
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,320,586

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.54%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 8 of 20

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Partners Management, L.P.
26-0350633
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒
		(b)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
(7) SOLE VOTING POWER
NUMBER OF	0

SHARES
(8) SHARED VOTING POWER
BENEFICIALLY
13,358,908

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

13,358,908
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,358,908

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.31%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 9 of 20

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Partners Management GP, LLC
26-0350785
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒
		(b)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
(7) SOLE VOTING POWER
NUMBER OF	0

SHARES
(8) SHARED VOTING POWER
BENEFICIALLY
13,358,908

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

13,358,908
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,358,908

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.31%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 10 of 20

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Partners Fund, L.P.
26-0350826
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒
		(b)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
(7) SOLE VOTING POWER
NUMBER OF	0

SHARES
(8) SHARED VOTING POWER
BENEFICIALLY
13,358,908

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

13,358,908
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,358,908

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.31%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 11 of 20

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Partners L.P.
26-0350747
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒
		(b)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
(7) SOLE VOTING POWER
NUMBER OF	0

SHARES
(8) SHARED VOTING POWER
BENEFICIALLY
13,358,908

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

13,358,908
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,358,908

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.31%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 12 of 20

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HealthCor Partners GP, LLC
26-0350705
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒
		(b)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
(7) SOLE VOTING POWER
NUMBER OF	0

SHARES
(8) SHARED VOTING POWER
BENEFICIALLY
13,358,908

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

13,358,908
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,358,908

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.31%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 13 of 20

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeffrey C. Lightcap
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒
		(b)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
(7) SOLE VOTING POWER
NUMBER OF	0

SHARES
(8) SHARED VOTING POWER
BENEFICIALLY
13,358,908

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

13,358,908
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,358,908

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.31%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 14 of 20

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arthur Cohen
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒
		(b)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
(7) SOLE VOTING POWER
NUMBER OF	0

SHARES
(8) SHARED VOTING POWER
BENEFICIALLY
28,679,494

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

28,679,494
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,679,494

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.06%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 15 of 20

(1)	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joseph Healey
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	☒
		(b)	☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS
AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
(7) SOLE VOTING POWER
NUMBER OF	0

SHARES
(8) SHARED VOTING POWER
BENEFICIALLY
28,679,494

OWNED BY

EACH	(9) SOLE DISPOSITIVE POWER
0
REPORTING

PERSON WITH	(10) SHARED DISPOSITIVE POWER

28,679,494
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,679,494

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.06%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 16 of 20

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 2, 2011 (the “Original Statement”).  The persons filing this Amendment are HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP, LLC, HealthCor Partners Fund, L.P., HealthCor Partners, L.P., HealthCor Partners GP, LLC, Jeffrey C. Lightcap, Joseph Healey and Arthur Cohen.  The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of CareView Communications, Inc., par value $0.001 (the "Common Stock").

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein.  Except as set forth below, all previous Items in the Original Statement remain unchanged.

The Amendment is being filed for the purpose of reflecting the acquisition of beneficial ownership of an aggregate of 512,019 shares of Common Stock underlying accrued interest on the Notes.  In addition, the Amendment omits HealthCor Hybrid Offshore, Ltd. as a Reporting Person.

Item 2.                        IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

(a)              This filing is made on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	HealthCor Management, L.P., a Delaware limited partnership;

(ii)	HealthCor Associates, LLC, a Delaware limited liability company “Associates”);

(iii)	HealthCor Hybrid Offshore Master Fund, L.P., a Cayman Islands limited partnership (“Hybrid Fund”);

(iv)	HealthCor Hybrid Offshore GP, LLC, a Delaware limited liability company (“Offshore GP”);

(v)	HealthCor Group, LLC, a Delaware limited liability company (“Group”);

(vi)	HealthCor Partners Management, L.P., a Delaware limited liability company;

(vii)	HealthCor Partners Management GP, LLC, a Delaware limited liability company (“HCPMGP”);

(viii)	HealthCor Partners Fund, L.P., a Delaware limited partnership (“HCP Fund”);

(ix)	HealthCor Partners, L.P., a Delaware limited partnership;

(x)	HealthCor Partners GP, LLC, a Delaware limited liability company (“HCPGP”);

(xi)	Mr. Jeffrey C. Lightcap, a managing member of HCPMGP and HCPGP;

(xii)	Mr. Arthur Cohen, a managing member of each of HCPMGP, HCPGP, Associates and Group; and

CUSIP NO. 141743104	13D	Page 17 of 20

(xiii)	Mr. Joseph Healey, a managing member of each of HCPMGP, HCPGP, Associates and Group.

(b)              The address of the principal business offices of each of the Reporting Persons, with the exception of Arthur Cohen, is Carnegie Hall Tower, 152 West 57th Street, New York, NY 10019.  The address of the principal business offices of Arthur Cohen is 12 South Main Street, #203 Norwalk, Ct 06854.

(c)              HCP Fund is a private investment partnership.  HealthCor Partners, L.P. serves as its general partner.  HCPCP serves as the general partner of HealthCor Partners, L.P.  HealthCor Partners Management, L.P., serves as the investment manager to HCP Fund.  HCPMGP serves as the general partner of HealthCor Partners Management, L.P.

Hybrid Fund is a private investment partnership.  Offshore GP serves as its general partner.  Group is the general partner of Offshore GP.  HealthCor Management, L.P. serves as investment manager to Hybrid Fund. Associates serves as the general partner of HealthCor Management, L.P.

The principal occupations of Messrs. Lightcap, Cohen and Healey are portfolio managers.  Each is a United States citizen.

(d)              None of the Reporting Persons named in this Item 2 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)              None of the Reporting Persons named in this Item 2 has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)              Information with respect to the jurisdictions of incorporation and, if applicable, citizenship of the Reporting Persons is set forth above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a)              Collectively, the Reporting Persons beneficially own an aggregate of 28,679,494 shares of Common Stock, representing 16,896,635 shares of Common Stock that may be acquired upon conversion of the Notes (including interest paid in kind on September 30, 2011), and 11,782,859 shares of Common Stock that may be acquired upon exercise of the Warrants.  This aggregate amount represents approximately 18.06% of the Issuer’s outstanding common stock, based upon 130,096,075 shares outstanding, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on August 22, 2011, and gives effect to the conversion of all Notes into Common Stock and the exercise of all Warrants held by the Reporting Persons.

Of this amount:

(i) HCP Fund is the beneficial owner of 7,870,452 shares of Common Stock underlying the current principal amount of the Note issued to it (including interest paid in kind on September 30, 2011), and 5,488,456 shares of Common Stock that it has a right to acquire upon exercise of its Warrant;

(ii) By virtue of their relationship to HCP Fund, described in more detail under Item 2 of this Statement, each of HealthCor Partners, L.P., HCPGP, HealthCor Partners Management, L.P., HCPMGP and Mr. Lightcap may be deemed to share beneficial ownership with HCP Fund of the shares of Common Stock beneficially owned by the HCP Fund;

CUSIP NO. 141743104	13D	Page 18 of 20

(iii) Hybrid Fund is the beneficial owner of 9,026,182 shares of Common Stock underlying the current principal amount of the Note issued to it (including interest paid in kind on September 30, 2011), and 6,294,403 shares of Common Stock that it has a right to acquire upon exercise of its Warrant;

(iv) By virtue of their relationship to Hybrid Fund, described in more detail under Item 2 of this Statement, each of Offshore GP, Group, HealthCor Management, L.P., and Associates may be deemed to share beneficial ownership with Hybrid Fund of the shares of Common Stock beneficially owned by the Hybrid Fund; and

(v) By virtue of their relationship to HCP Fund and Hybrid Fund, each of Messrs. Cohen and Healey may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by the Funds.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(b)              The information in Items 7 though 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c)              Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d)-(e)         Inapplicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On September 30, 2011, the Notes held by HCP Fund and Hybrid Fund accrued interest which is payable in kind (“PIK Interest”).  The PIK Interest accrual represents the equivalent of 238,499 shares of Common Stock for HCP Fund and 273,521 shares of Common Stock for Hybrid Fund.

CUSIP NO. 141743104	13D	Page 19 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2011

HEALTHCOR MANAGEMENT, L.P.

By: HealthCor Associates, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By: HealthCor Group, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR ASSOCIATES, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR GROUP, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By: HealthCor Partners Management GP, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

CUSIP NO. 141743104	13D	Page 20 of 20

HEALTHCOR PARTNERS MANAGEMENT GP, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS L.P., for itself and as general partner on behalf of HEALTHCOR PARTNERS FUND, L.P.

By: HealthCor Partners GP, LLC, its general partner

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS GP, LLC

By: /s/ John H. Coghlin
Name: John H. Coghlin
Title: General Counsel

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

JOSEPH HEALEY, Individually

/s/ Joseph Healey

ARTHUR COHEN, Individually

/s/ Arthur Cohen